Investment Presentation

Sit U.S. Government Securities Fund (SNGVX)

March 4, 2011

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 612-332-3223
Fax: 612-342-2111
www.sitfunds.com

Mark H. Book, Vice President and Portfolio Manager – Fixed Income

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Risk management is a very important factor in achieving the high risk-adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Primary fixed income risks:

- Interest Rate Risk: We generally keep our duration relatively close to the Barclays Intermediate Government Bond Index's duration. The Fund's duration is kept within 20% of the benchmark.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

Please refer to the disclosures on page 2.

Sit U.S. Government Securities Fund
Sector Weightings

	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	12/10	2/11	Barclays Interm. Govt. Index 2/11
U.S. Treasury Bonds	1 %	7 %	6 %	5 %	2 %	4 %	20 %	2 %	12 %	1 %	4 %	81 %
U.S. Agency Bonds	0	0	2	3	4	1	1	0	0	0	0	19
Agency CMO's	45	32	20	25	31	35	34	32	25	41	36	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	49	55	66	64	62	59	40	65	62	57	58	0
Asset Backed Securities	0	0	0	0	0	0	0	0	1	1	1	0
Cash	5	6	6	3	1	1	5	1	0	0	1	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Govt. Fund Quality	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	AGY/AGY	
Sit Govt. Fund Duration	2.4 Yrs	1.9 Yrs	2.5 Yrs	2.7 Yrs	2.9 Yrs	3.0 Yrs	2.9 Yrs	2.2 Yrs	2.1 Yrs	1.6 Yrs	**1.5 Yrs**	
Barclays Interm. Govt. Duration	3.3 Yrs	3.2 Yrs	3.4 Yrs	3.4 Yrs	3.3 Yrs	3.3 Yrs	3.4 Yrs	3.6 Yrs	3.6 Yrs	3.7 Yrs	**3.7 Yrs**	
Sit Govt. Fund 30-Day SEC Yield	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	**4.1 %**	
Barclays Interm. Govt. Yield	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	**1.6 %**	

Please refer to the disclosures on page 2.

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 7.0% - 10%
FHLMC 5.5%
FHLMC 6%
FHLMC 6.5%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Sit (7.0%-10%)
FHLMC (5.5%)
FHLMC (6.0%)
FHLMC (6.5%)
Sit
FHLMC

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
8%	$110,000	–	$100,000	=	$10,000

One Year Profit/Loss Scenarios

	Interest Received		Premium Loss		Profit	Profit / Cost
1) Nobody refinances	$8,000	–	$0	=	$8,000	7.27%
2) One-fifth is refinanced after 6 months	$7,200	–	$2,000	=	$5,200	4.73%
3) Half is refinanced after 6 months	$6,000	–	$5,000	=	$1,000	0.90%
4) All is refinanced after 6 months	$4,000	–	$10,000	=	-$6,000	-5.45%

Sit U.S. Gov't Securities Fund Historical Net Asset Value vs. Barclays 10-Year Treasury Index

As of February 28, 2011



Less Risk:
Sit US Gov't Fund, Standard Deviation = 2.41
More Risk:
Barclays 10-Yr. Treasury, Standard Deviation = 2.86
Duration:
1993 - 2009 = 2.0-4.0 years
2010 = 1.5 years
2011 = Below 1.5 years
115
110
105
100
95
90
Base Price ($)
106.2
102.1
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Sit U.S. Gov't Securities Fund Base Price
Barclays 10-Year Treasury Index Base Price

Please refer to the disclosures on page 2.

Sit U.S. Government Securities Fund – Net of Fees

As of February 28, 2011



Total Return (%)
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
1.8
0.5
11.5
10.8
5.0
5.1
8.2
6.7
6.5
7.0
1.4
3.0
9.1
8.2
8.6
8.5
5.8
6.0
1.2
2.0
3.4
1.1
2.5
1.7
4.1
4.1
6.9
7.1
5.1
6.7
7.8
1.4
4.9
2.4
0.1
0.2
0.4
-0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Jan. 2011
Feb. 2011
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Sit U.S. Government Securities Fund – Net of Fees

As of February 28, 2011



Total Return (%)
12
11
10
9
8
7
6
5
4
3
2
1
0
1.8
4.5
11.5
5.8
5.0
5.3
8.2
5.3
6.5
5.0
1.4
4.9
9.1
6.2
8.6
3.5
5.8
1.7
1.2
1.0
3.4
1.4
2.5
3.3
4.1
5.0
6.9
4.6
5.1
1.4
7.8
0.1
4.9
0.1
0.1
0.0
0.4
0.0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Jan. 2011
Feb. 2011
Sit U.S. Government Securities Fund
3 Month Treasury Bill

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

- The only mutual fund (non-money market) to provide positive calendar year returns each year since inception (1987).

- Only 6 of 96 quarters were negative.

Annual Returns

All positive annual returns (from each month end).

High	4/30/91	15.00%
Low	5/31/04	0.65%

Quarterly Returns

Positive calendar-quarter returns 93% of the time.

High	(4Q87)	6.14%
Low	(3Q87)	-1.07%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05**	1999	0.00	0.04	0.85	0.47	1.37
1988	4.10	1.27	1.63	0.67	7.86	2000	1.53	1.72	2.19	3.42	9.15
1989	1.45	4.72	1.27	3.21	11.04	2001	2.63	1.59	3.17	0.91	8.56
1990	0.32	4.02	1.44	4.83	10.97	2002	0.72	2.33	1.87	0.77	5.79
1991	2.54	1.05	4.73	4.01	12.87	2003	0.53	0.23	0.00	0.42	1.19
1992	-0.77	3.50	2.13	0.52	5.43	2004	1.52	-0.58	1.87	0.52	3.35
1993	2.77	1.90	1.26	1.23	7.34	2005	0.13	1.97	-0.17	0.55	2.49
1994	0.19	-0.02	1.07	0.51	1.77	2006	0.09	0.43	2.33	1.26	4.13
1995	2.85	3.26	1.98	2.95	11.50	2007	1.67	0.12	2.43	2.55	6.92
1996	0.42	0.66	1.69	2.14	4.99	2008	3.05	-0.17	0.99	1.19	5.13
1997	0.00	3.00	3.04	1.95	8.19	2009	2.12	1.78	2.51	1.17	7.78
1998	1.39	1.70	2.34	0.94	6.52	2010	1.26	1.10	1.50	0.96	4.91

Performance figures are historical and do not guarantee future results. Investment returns may vary and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For returns less than one year, the returns are cummulative. Investors should consider the investment objective, risks, charges, and expenses of the Fund carefully before investing. This and other information is contained in the Fund's prospectus, which may be obtained by calling 800-332-5580 or visiting our website at www.sitfunds.com. Please read this prospectus carefully before you invest or send money.

* Return is from 6/2/87 - 6/30/87.
** Return is from 6/2/87 - 12/31/87.

Historic Interest Rate Levels

10-Year U.S. Treasury

As of February 25, 2011



Yield (%)
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
3.43
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10

- Positive annual returns since inception in 1987
- Long-Tenured Managers
- Low duration, high income strategy
    - 1.54 year effective duration (2/28/11)
    - 4.07% 30-Day SEC Yield (2/28/11)

The Federal Reserve's New Policy Effectively Prints Money to Finance the U.S. Government's Fiscal Deficits


US Government
Borrows Money to Fund Budget Deficits
Treasury Bonds
Cash
Savers/Investors
Buy and Sell Bonds Through Brokers, Banks, or Direct
Treasury Bonds
Electronically Credits Bank/Broker
Federal Reserve
Monetizes Debt/Prints Money

Money Supply (M2)
$8.7 Trillion

Government Debt
$13.5 Trillion

2010 Deficit (est.)
$1.35 Trillion

Federal Reserve Balance Sheet


Money in the Bank | Assets on the Federal Reserve's balance sheet
2.0
1.5
1.0
0.5
0.0
2007
'08
'09
'10
Other facilities or credit
Mortgage-backed securities
U.S. Treasury securities

Federal Debt Outstanding



$16.0
$12.0
$8.0
$4.0
Trillions (USD)
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10

Congressional Budget Office Deficit Outlook



Projected
Surplus/Deficit ($B)
300
0
-300
-600
-900
-1200
-1500
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Source: Congressional Budget Office

The Federal Reserves Money Printing Progress

Date	Maturity Range:	PAR Submitted ($B):	PAR Accepted ($B):	Accepted/ Submitted (%):	Cumulative Amount ($B):
11/4/10	10/14-9/16	18.578	4.765	25.65%	$4.77
11/8/10	10/16-8/20	27.433	6.260	22.82%	11.025
11/12/10	11/14-4/16	29.039	7.229	24.89%	18.254
11/15/10	5/16-11/17	28.005	7.923	28.29%	26.177
11/16/10	5/12-5/13	33.527	5.419	16.16%	31.596
11/17/10	2/18-8/20	29.905	8.154	27.27%	39.75
11/18/10	5/13-11/14	28.898	7.228	25.01%	46.978
11/19/10	8/28-11/40	11.067	2.169	19.60%	49.147
11/22/10	2/18 - 11/20	33.513	8.257	24.64%	57.404
11/23/10 (TIPs)	7/12 - 2/40	8.592	1.629	18.96%	59.033
11/29/10 (1)	2/21 - 11/27	13.916	2.170	15.59%	61.203
11/29/10 (2)	5/13 - 11/14	29.502	7.226	24.49%	68.429
11/30/10	12/14 - 5/16	23.532	6.810	28.94%	75.239
12/1/10	6/16 - 11/17	30.144	8.174	27.12%	83.413
12/2/10	2/18 - 8/20	27.704	8.309	29.99%	91.722
12/3/10	6/13 - 11/14	21.668	6.810	31.43%	98.532
12/6/10	8/28 - 11/40	10.247	2.044	19.95%	100.576
12/7/10	12/14 - 5/16	16.424	6.810	41.46%	107.386
12/8/10	7/12 - 2/40	6.149	1.630	26.51%	109.016
12/9/10	6/16 - 11/17	33.126	8.309	25.08%	117.325
12/13/10	6/16 - 11/17	18.268	7.790	42.64%	125.115
12/15/10	12/14 - 5/16	13.114	6.780	51.70%	131.895
12/16/10	6/13 - 11/14	22.084	6.780	30.70%	138.675
12/17/10	8/28 - 11/40	6.679	2.030	30.39%	140.705
12/20/10	2/18 - 11/20	17.215	7.790	45.25%	148.495
12/20/10	12/14 - 5/16	16.355	6.779	41.45%	155.274
12/21/10	6/16 - 11/17	18.224	7.790	42.75%	163.064
12/21/10 (TIPs)	7/12 - 2/40	4.718	1.619	34.32%	164.683
12/22/10	2/21 - 11/27	13.055	2.070	15.86%	166.753
12/28/10	6/13 - 11/14	23.567	6.780	28.77%	173.533
12/29/10	6/120-06/13	21.802	5.837	26.77%	179.37

Date	Maturity Range:	PAR Submitted ($B):	PAR Accepted ($B):	Accepted/ Submitted (%):	Cumulative Amount ($B):
1/3/11	2/18 - 8/20	17.004	7.790	45.81%	187.160
1/4/11	7/12 - 2/40 (TIPS)	5.168	1.618	31.31%	188.778
1/5/11	8/28 - 11/40	9.360	1.500	16.03%	190.278
1/6/11	1/15 - 6/16	18.564	6.780	36.52%	197.058
1/7/11	7/13 - 12/14	24.168	7.199	29.79%	204.257
1/10/11	2/18 - 11/20	19.501	7.790	39.95%	212.047
1/11/11	7/16 - 12/17	21.104	7.802	36.97%	219.849
1/13/11	7/16 - 12/17	20.995	8.412	40.07%	228.261
1/14/11	1/15 - 6/16	24.887	7.306	29.36%	235.567
1/18/11	4/13 - 2/40 (TIPs)	4.939	1.740	35.23%	237.307
1/19/11	7/13 - 12/14	39.060	7.716	19.75%	245.023
1/20/11	8/28 - 11/40	8.169	2.200	26.93%	247.223
1/21/11	2/18 - 11/20	18.959	8.360	44.10%	255.583
1/24/11	7/16 - 12/17	22.356	8.869	39.67%	264.452
1/25/11	1/15 - 6/16	27.965	7.720	27.61%	272.172
1/27/11	7/12 - 7/13	33.560	5.790	17.25%	277.962
1/28/11	2/18 - 11/20	20.201	8.360	41.38%	286.322
1/31/11	8/13 - 12/14	37.238	7.720	20.73%	294.042
2/1/11	4/13 - 2/40 (TIPs)	4.043	1.735	42.91%	295.777
2/2/11	2/21 - 11/27	14.311	2.205	15.41%	297.982
2/3/11	8/16 - 1/18	23.519	8.870	37.71%	306.852
2/4/11	8/13 - 1/15	28.809	7.272	25.24%	314.124
2/7/11	2/18 - 11/20	23.176	8.359	36.07%	322.483

TOTAL FOR PROGRAM SO FAR: $322.483B

Portfolio Managers, Analysts and Key People
Sit U.S. Government Securities Fund

Name	**Title/Position**	**Years Experience**	**Years with Firm**
Michael C. Brilley	*President & Senior Portfolio Manager*	43	26
Bryce A. Doty	*Senior V.P. & Senior Portfolio Manager*	20	15
Mark H. Book	*V.P. & Portfolio Manager*	25	10
Jessica A. Ersfeld	*Research Associate (securities analysis, trading)*	4	3
Brian R. Gilbert	*Computer Decision Support Associate (quantitative support)*	16	16
Marci A. Lorge	*Senior Client Administrator (assistant and money market trader)*	27	22